Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: March 18, 2025

We're excited to announce another milestone towards the landmark listing of @TwiyKyivstar, Ukraine's largest digital operator, on @Nasdaq 🇺🇦

VEON has signed a definitive business combination agreement with Cohen Circle, marking the next stage towards Kyivstar's listing on Nasdaq, offering global investors a unique opportunity to participate in Ukraine's economic growth and resilience.

Find out more <+PR LINK>


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VEON
KYIVSTAR
PROUDLY SERVING
AND SUPPORTING ITS
Nasdaq
VEON moves forward with
Kyivstar's landmark
Nasdaq listing
signs definitive business combination
agreement with Cohen Circle
VEON
KYIVSTAR
COHEN CIRCLE

VEON @VEONGroup · Now

Another milestone today in our progress towards @TwiyKyivstar's listing on @Nasdaq as VEON and Cohen Circle sign a definitive business combination agreement!

Find out what we believe makes it a unique investment opportunity for global investors to join in Ukraine's recovery ⬇️



Kyivstar's listing on Nasdaq will mark a defining moment for Ukraine's economic future, offering global investors a unique opportunity to participate in Ukraine's economic growth and resilience.
Augie K Fabela II
Chairman and Founder of VEON Group
VEON
KYIVSTAR
COHEN CIRCLE

https://www.veon.com/

VEON moves forward with Kyivstar's NASDAQ listing

VEON @VEONGroup · Now

Another milestone today in our progress towards @TwiyKyivstar's listing on @Nasdaq as VEON and Cohen Circle sign a definitive business combination agreement!

Find out what we believe makes it a unique investment opportunity for global investors to join in Ukraine's recovery ⬇️



Kyivstar has a strong track record of turning challenges into growth opportunities. We believe that Kyivstar's visionary strategy will be appealing to international investors.
Kaan Terzioğlu
CEO of VEON Group
www.veon.com
KYIVSTAR
COHEN CIRCLE

From www.veon.com

VEON @VEONGroup · Now

Another milestone today in our progress towards @TwiyKyivstar's listing on @Nasdaq as VEON and Cohen Circle sign a definitive business combination agreement!

Find out what we believe makes it a unique investment opportunity for global investors to join in Ukraine's recovery ⬇️





Kyivstar has spearheaded the rebuilding of Ukraine's infrastructure while building the foundations of its future success. The progress towards Kyivstar's listing will allow us to share this growth story with global investors.
Oleksandr Komarov
CEO of Kyivstar
www.veon.com
KYIVSTAR
COHEN CIRCLE



From www.veon.com

VEON @VEONGroup · Now

Another milestone today in our progress towards @TwiyKyivstar's listing on @Nasdaq as VEON and Cohen Circle sign a definitive business combination agreement!

Find out what we believe makes it a unique investment opportunity for global investors to join in Ukraine's recovery ⬇️





Kyivstar is an inspiring business, and a significant investment opportunity that stands to deliver growth for international investors as Ukraine moves into a rebuilding phase.
Betsy Cohen
Chairman and CEO of Cohen Circle
www.veon.com
KYIVSTAR
COHEN CIRCLE

From www.veon.com